S.L. Reed & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital				
Common stock	$	5,000		
Additional paid-in capital		197,850		
Retained earnings		48,130		
Total stockholder's equity			$	250,980
Less: Non-allowable assets				
Prepaid expense and receivable from affiliate		(34,094)		
Total non-allowable assets				(34,094)
Net capital before haircuts				216,886
Less: Haircuts on securities				
Haircut on Fidelity Bond		(5,000)		
Total haircuts on securities				(5,000)
Net Capital				211,886
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	3,441		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	206,886
Ratio of aggregate indebtedness to net capital		0.24 : 1		

*There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report